Exhibit 99.4

TOTAL
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TOTAL S.A.
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Yemen: Total Acquires an Interest in the Block 72
Paris, June 30, 2010 - Total announces the acquisition of a 36% interest in the Block 72 production sharing agreement in Yemen. Operated by DNO Yemen AS (DNO), the 1,821-square-kilometre license is located in the southern part of the Masila Basin. The acquisition is subject to the approval of Yemen’s Ministry of Oil and Mineral Resources.
Total and the original partners – DNO, TG Holdings Yemen Inc., Ansan Wikfs (Hadramaut) Limited and The Yemen Company (TYC) – plan to drill an exploration well in the fourth quarter of this year.
With this acquisition, Total pursues its exploration and production activities in Yemen, in high-potential geological basins that offer a close fit with existing projects.
Total Exploration & Production in Yemen
Present in Yemen since 1987, Total currently has local operated production of 60,000 barrels of oil equivalent per day. The Group holds production interests in the country’s two main oil basins, as operator of East Shabwa Block 10 in the Masila Basin with a 28.57% interest and as a partner with a 15% stake in Jannah Block 5 in the Marib Basin.
In addition, Total has onshore exploration interests through the acquisition of a 40% interest in Blocks 69 and 71 in 2007 and a 30.9% interest in Block 70 in 2008. Total became the operator of Block 70 in 2010, increasing its stake to 50.1%.
Total is also the main shareholder (39.62%) in Yemen LNG, which operates a liquefaction plant in Balhaf, on the southern coast. The plant started production in 2009 and is supplied by feed gas from Block 18 in central Yemen’s Marib region via a 320-kilometre gas pipeline. The two trains have a total production capacity of 6.7 million metric tons of liquefied natural gas (LNG) per year.
In Yemen, as in all countries where Total operates, the Group is committed to developing the local oil industry while recruiting and providing professional training to local workers. In doing so, Total has strengthened the local economy. In addition, Total has made of Hygiene, Safety and Environment awareness a top priority.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com